PETROTEQ ANNOUNCES PROPOSED EXTENSION OF PRIVATE PLACEMENT OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Sherman Oaks, California - August 11, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil-extraction and remediation technologies, announces that, subject to acceptance by the TSX Venture Exchange (the "TSXV"), the ultimate closing date for the best efforts brokered private placement of up to US$2.5 million (the "Offering"), which was previously announced on June 2, 2022, is anticipated prior to the end of August, 2022.

The proposed Offering is for the placement of up to 12,195,121 units (the "Units") of the Company at US$0.205 per Unit for aggregate gross proceeds to the Company of up to US$2,500,000. Each Unit shall consist of one common share of the Company (a "Common Share") and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"). Each Warrant will be exercisable to acquire one Common Share for a period of 24 months following the closing of the Offering at an exercise price of US$0.27 per share.

The Units will be offered by Cantone Research, Inc. (the "Placement Agent") solely to one investor (the "Investor"). Mr. Anthony Cantone, who directly or indirectly, owns or controls more than 10% of the Common Shares, is the controlling shareholder of the Placement Agent and the controlling shareholder of the manager of the Investor.

In connection with the Offering, the Placement Agent will be entitled to a fee equal to 4% of the gross proceeds of the Offering, payable, at the sole discretion of the Company, in cash or Common Shares at US$0.205 per share. In addition, the Placement Agent will be entitled to up to 2,073,170 non-transferable broker warrants on the assumption the Offering is fully subscribed. Each broker warrant will be exercisable to acquire one Common Share for a period of 24 months following the closing of the Offering at an exercise price of US$0.205 per share.

The Company intends to use the proceeds of the Offering for working capital and general corporate purposes. The Offering is subject to certain closing conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSXV and the applicable securities regulatory authorities.

The Units, Common Shares and Warrants being offered have not been, nor will they be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, "U.S. persons" or persons in the "United States" (as those terms are defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Units will be offered and sold to the Investor pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, and will be issued as "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). In addition, the securities issuable pursuant to the Offering will be subject to a Canadian four-month hold period.

The private placement transaction with the Investor and arrangement with the Placement Agent are each considered a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101"). The transactions are exempt from the formal valuation approval requirements of MI 61-101 as none of the securities of the Company are listed on a prescribed stock exchange. The transactions are exempt from the minority shareholder approval requirements of MI 61-101 as at the time they were agreed to, neither the fair market value of either transaction, nor the fair market value of the consideration for either transaction, insofar as they involve interested parties, exceeded 25% of the Company's market capitalization, respectively.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation.

For more information, visit www.Petroteq.energy.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company, including: the Offering; the use of the net proceeds from the Offering; the ability of the Company to close the Offering, if at all; the number of Units offered or sold; the gross proceeds of the Offering; the timing of completion of the Offering; the timing and ability of the Company to obtain approval for the extension from the TSXV; and the timing and ability of the Company to obtain all necessary approvals, if at all, and the terms and jurisdictions of the Offering; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions: including, without limitation: the receipt of necessary approvals; the receipt of one or more subscription agreements from PCF; and all closing conditions being satisfied or waived. Material factors or assumptions were applied in providing forward-looking information. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: there is no certainty that it will be commercially viable extract oil from identified reserves; the risk that SITLA will not approve the assignment of the Asphalt Ridge NW Leases to TMC Capital; that full scale commercial production may engender public opposition; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; litigation; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses; loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov (including, without limitation, its most recent annual report on Form 10-K under the Securities Exchange Act of 1934, as amended), and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

CONTACT INFORMATION

Petroteq Energy Inc.

Vladimir Podlipskiy

Interim Chief Executive Officer

Tel: (800) 979-1897